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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                SCHEDULE 13G

                               (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED

                              PURSUANT TO 13d-2(b)

                              (AMENDMENT NO. 6)(1)



                              Cambridge Heart, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    131910101
                                 (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 131910101                                                 Page 2 of 6

                                  SCHEDUDE 13G



--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Dr. Richard J. Cohen
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
  NUMBER OF SHARES       5   SOLE VOTING POWER
BENEFICIALLY OWNED BY        1,336,552 shares (Includes 54,167 shares issuable
EACH REPORTING PERSON        within 60 days of December 31, 2001 upon the
       WITH                  exercise of vested stock options.)
                         -------------------------------------------------------
                         6   SHARED VOTING POWER
                             0 shares.
                         -------------------------------------------------------
                         7   SOLE DISPOSITIVE POWER
                             1,336,552 shares (Includes 54,167 shares issuable
                             within 60 days of December 31, 2001 upon the
                             exercise of vested stock options.)
                         -------------------------------------------------------
                         8   SHARED DISPOSITIVE POWER
                             0 shares.
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,336,552 shares (Includes 54,167 shares issuable within 60 days of December 31, 2001 upon the exercise of vested stock options.)
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         6.9%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON *
         IN
--------------------------------------------------------------------------------


                    *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP No. 131910101                                                 Page 3 of 6

ITEM 1(a)         NAME OF ISSUER:

                  Cambridge Heart, Inc.

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

                  One Oak Park Drive
                  Bedford, Massachusetts 01730

ITEM 2(a)         NAME OF PERSON FILING:

                  Dr. Richard J. Cohen

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  c/o Massachusetts Institute of Technology
                  45 Carleton Street
                  Room E25-335A
                  Cambridge, MA  02139

ITEM 2(c)         CITIZENSHIP:

                  United States of America.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.001 par value per share.

ITEM 2(e)         CUSIP NUMBER:

                  131910101

ITEM 3            DESCRIPTION OF PERSON FILING:

                  Not applicable.

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CUSIP No. 131910101                                                 Page 4 of 6

ITEM 4         OWNERSHIP:

                         (a)      AMOUNT BENEFICIALLY OWNED:

                         1,336,552 shares (Includes 54,167 shares issuable within 60 days of December 31, 2001 upon the exercise of vested stock options.)

                         (b)      PERCENT OF CLASS:

                         6.9%

                         (c)      NUMBER OF SHARES AS TO WHICH PERSON HAS:

                                  (i) sole power to vote or to direct the vote:

                                  1,336,552 shares (Includes 54,167 shares issuable within 60 days of December 31, 2001 upon the exercise of vested stock options.)

                                  (ii) shared power to vote or to direct
                                  the vote:

                                  0 shares

                                  (iii) sole power to dispose or to direct the disposition of:

                                  1,336,552 shares (Includes 54,167 shares issuable within 60 days of December 31, 2001 upon the exercise of vested stock options.)

                                  (iv) shared power to dispose or to direct the disposition of:

                                  0 shares

ITEM 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               Not applicable.

ITEM 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not applicable.

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CUSIP No. 131910101                                                 Page 5 of 6



ITEM 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not applicable.

ITEM 9         NOTICE OF DISSOLUTION OF GROUP:

               Not applicable.

ITEM 10        CERTIFICATION:

               Not applicable.

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CUSIP No. 131910101                                                 Page 6 of 6

                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 12, 2002

                                                   /s/ Richard J. Cohen
                                               --------------------------------
                                               Richard J. Cohen, M.D., Ph.D.